[redacted]

08000126

82-35029

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

RECEIVED
2008 JAN 10 A 7:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 January 2008

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

SUPPL

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
MEDIA RELEASE – WESTFIELD GROUP TO ACQUIRE INTEREST IN WORLD TRADE CENTER RETAIL FACILITIES IN JOINT VENTURE WITH PORT AUTHORITY OF NEW YORK AND NEW JERSEY

Attached is a media release in relation to the Westfield Group's re-acquisition of an interest in the retail premises of the World Trade Center, New York.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

encl

PROCESSED
JAN 14 2008
THOMSON FINANCIAL

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for Westfield Trust ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for Westfield America Trust ABN 27 374 714 905 ARSN 092 058 449

Westfield

4 January, 2008

WESTFIELD GROUP TO ACQUIRE INTEREST IN WORLD TRADE CENTER RETAIL FACILITIES IN JOINT VENTURE WITH PORT AUTHORITY OF NEW YORK AND NEW JERSEY

NEW YORK: The Westfield Group (ASX: WDC) today announced that it has entered into a Letter of Intent with The Port Authority of New York and New Jersey to reacquire an interest in the retail premises at the World Trade Center site.

The Letter of Intent is the culmination of several years of cooperation between the Port Authority and Westfield. Under the terms of the transaction, Westfield and the Port Authority will form a joint venture to own the retail facilities, with Westfield responsible for management and leasing for the joint venture. Westfield will invest up to US$625 million in development costs. The transaction is subject to completion of legal documentation, due diligence and required approvals.

"We are excited to be back," said Westfield Group Managing Director Peter Lowy. "We always wanted to be a part of the revitalization of this historic site once the plans were finalized. With the Port Authority, we look forward to creating a world-class, iconic shopping destination for Lower Manhattan."

Plans for the retail premises currently include approximately 488,000 square feet of GLA spread across multiple levels, with the primary retail space located in the new transit terminal designed by Santiago Calatrava, and at street level.

Westfield originally acquired an interest in the retail facilities at the World Trade Center in July, 2001. In December 2003, Westfield sold its interest in the World Trade Center retail premises to the Port Authority to help simplify the rebuilding process by avoiding the inherent conflict between its commercial/lease rights and the interests of the public.

As part of its global portfolio, Westfield has designed and developed award winning shopping centers in landmark cities around the world. Among the company's most recent retail icons are: Westfield Bondi Junction, Sydney, Australia; Westfield San Francisco Centre in San Francisco; Westfield Century City in Los Angeles; Westfield London (opening fall 2008); Westfield Stratford City, also in the United Kingdom and adjacent to the site of the 2012 Olympic Games (opening 2011); and Westfield Sydney City (opening 2011.)

MEDIA RELEASE

ENDS

The Westfield Group (ASX: WDC) is an internally managed, vertically integrated shopping center group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide. It has investment interests in 120 shopping centers in four countries, with a total value in excess of US$53 billion and is the largest retail property group in the world by equity market capitalization.

END